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(MORRIS, MANNING & MARTIN, LLP LOGO)
ATTORNEYS AT LAW


January 3, 2005


VIA EDGAR

Securities and Exchange Commission
Main Filing Desk 450
Fifth Street, NW
Washington, DC  20549-1004
Attention:  Owen T. Pinkerton, Esq., Senior Counsel

         Re:    Education Realty Trust, Inc.
                Pre-Effective Amendment No. 3 to Registration Statement on Form S-11
                File No. 333-119264

Ladies and Gentlemen:

         On behalf of Education Realty Trust, Inc. (the "Company"), transmitted herewith for filing is the Company's Pre-Effective Amendment No. 3 (the "Amendment"), with exhibits, to its Registration Statement on Form S-11 (Registration No. 333-119264) (the "Registration Statement"), in accordance with the Securities Act of 1933 and pursuant to Rule 101(a) of Regulation S-T promulgated thereunder. As a courtesy to the Staff, two copies of the Amendment will be provided under separate cover, along with two additional copies that have been marked to show the changes effected in the Registration Statement by the Amendment.

         The Amendment is being filed principally in response to comments of the Staff set forth in the Commission's letter dated December 28, 2004, a copy of which is attached to the courtesy copy of this letter for the Staff's convenience. The headings and numbered paragraphs below correspond to the headings and numbered paragraphs of the Commission's letter. References to page numbers (other than in headings taken from the Commission's letter) are to pages of the prospectus as revised and included in the Amendment. Other changes have also been made, as indicated in the marked materials.

         We respond to the specific comments of the Staff as follows:

General

1. We note that you have not yet included an estimate of the amount of distributions you will pay to stockholders during the 12 months following this offering. Please be aware that if the payout ratio exceeds 95 percent of the cash available for distribution, you should include appropriate risk factor disclosure regarding this level, including on the cover page of the prospectus and in the summary section.

         RESPONSE: While the Company has not yet established a range of public offering prices or a number of shares to be offered, the Company believes that the payout ratio will be in excess of 100% of estimated funds available for distribution. Accordingly, we have


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MORRIS, MANNING & MARTIN, LLP

Securities and Exchange Commission
January 3, 2005
Page 2



         modified the cover page risk factor in the 7th bullet, our 7th summary risk factor on page 5 and our risk factor on page 35 entitled "we may not be able to make our initial distribution or maintain our initial distribution rate" to appropriately and completely disclose the risk of the Company being unable to fund its full expected distribution. We have also revised the risk factor disclosure on page 35 in order to more fully describe the risks associated with this payout ratio.

2. In connection with the above comment, please also be aware that, if the payout ratio exceeds 100 percent of cash available for distribution, you should disclose the specific source of financing that you will use to fund the cash shortfall. If the payments will come from the credit facility you intend to enter into, please also include a discussion of any limitations with respect to the use of the facility to pay distributions to stockholders and confirm to us that a commitment letter from the lender will be received prior to effectiveness of the registration statement. A statement in the "Distribution Policy"
         section indicating that anticipated increases in cash flows will be used to cover the cash shortfall would not be appropriate.

         RESPONSE: We have disclosed in the third paragraph of the Distribution Policy section that the Company's anticipated payout ratio exceeds 100% of estimated cash available for distribution and its intention to fund the distribution shortfall out of working capital generated by this offering.

Graphics

3. Please tell us whether your proposed graphics will be included within your prospectus or whether they will be sent separately to prospective purchasers.

         RESPONSE: The graphics will be included as the inside front cover of the prospectus.

Prospectus Cover Page

4. Please revise to clarify your disclosure by describing that you will elect to qualify as a REIT for federal income tax purposes rather than you expect to qualify.

         RESPONSE: We have revised the disclosure on the cover page to clarify that the Company will elect to be taxed as a REIT for federal income tax purposes.

5. Please revise the table on the bottom of the cover page to include the financial advisory fees that are payable to J.P. Morgan Securities, UBS Securities and Morgan Keegan & Company or tell us why these fees do not constitute underwriting fees and commissions.

         RESPONSE: The financial advisory fees are payable to JPMorgan, UBS and Morgan Keegan pursuant to a separate engagement letter that provides for a number of financial advisory services to be performed by those three firms and not the other underwriters.


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MORRIS, MANNING & MARTIN, LLP

Securities and Exchange Commission
January 3, 2005
Page 3



         Unlike traditional underwriting discounts or commissions, these fees are not being received by brokers for selling shares or to the syndicate departments of the underwriters for syndicate expenses or as compensation for the taking of risk as syndicate members. Consistent with the disclosures in other REIT prospectuses for offerings involving similar advisory fees, we have added a footnote to the table on the prospectus cover page disclosing the percentage and dollar amount per share of the advisory fee.

Third-party management services, page 7

6. We reissue prior comment 5 from our last letter requesting that you delete your disclosure of the entities for which you no longer currently provide consulting services. It appears that rather than delete these entities, you deleted the reference describing these entities as previous Allen & O'Hara clients. Specifically, revise your disclosure here and in your artwork materials to eliminate all references to entities for which you no longer provide managerial or development services, including:

-        Reinhard Villages (Clarion University of Pennsylvania);

-        University Park (Salisbury University - Maryland);

-        Bettie Johnson Hall (University of Louisville);

-        University Village (California State University - San Marcos);

-        Normal Hills Apartments (Alabama A&M University);

-        Kurz Hall (University of Louisville);

-        Arlington Park Apartments (University of Northern Colorado);

-        University Park -- Phase II (Salisbury University - Maryland).

         RESPONSE: The Company will continue to provide third-party management services for each of the student housing communities listed under the caption "Third-party management services" on page 7 and as listed in the Staff's comment above. These are communities for which Allen & O'Hara also previously provided development consulting services. Because the Company will continue to provide management services for these communities, we have not removed references to them in the artwork or the Third-party management services section of the prospectus. Instead, we have revised the Third-party management services section on page 7 to clarify that the Company currently provides management services for each of the listed communities and that the Company also currently provides development consulting services for the property listed in the footnote.

Structure and Formation of our Company
Formation transactions, page 8

7. In connection with your response to prior comment 10, revise to provide a more specific summary of the role of Morgan Keegan, your underwriters and your management in determining the consideration offered in your formation transactions. We note your statement that the underwriters and Morgan Keegan were actively involved in determining the prices for the acquisitions and appeared to serve a key role in the Board making its

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MORRIS, MANNING & MARTIN, LLP

Securities and Exchange Commission
January 3, 2005
Page 4



         fairness determination. Supplementally, please provide the staff with any and all analyses, reports, memoranda or opinions provided by your underwriters regarding the prices negotiated.

         RESPONSE: We respectfully submit that the acquisitions of the properties in the Allen & O'Hara portfolio were negotiated by the Company's management team with unaffiliated owners of those properties, with no assistance from Morgan Keegan or the underwriters other than verbal concurrence from the underwriters that the negotiated prices for such properties were reasonable. Neither Morgan Keegan nor any of the other underwriters provided any written valuation materials to the Company's management with respect to the negotiated prices. As previously disclosed in the prospectus and to the Staff, Morgan Keegan provided advisory services with respect to the acquisition of the JPI portfolio. We have clarified the disclosure on pages 8, 9, 10 and 11 of the prospectus summary and on page 130 of the prospectus with respect to the advisory services provided by Morgan Keegan and have disclosed in such places that Morgan Keegan did not prepare any appraisal or written evaluation of the JPI portfolio. Finally, we supplementally advise the Staff that none of the other underwriters or any other consultant has prepared any written presentation, evaluation or other communication to be presented to the Company's board of directors with respect to any of the formation transactions. At the time all definitive agreements were entered into, the Company's board of directors consisted entirely of its senior management, namely Messrs. Bower, Brown and Cardwell. We respectfully submit that the response to prior comment #10 was not intended to indicate an active role taken by the underwriters, rather a typical dialogue that any REIT contemplating an initial public offering would have with its underwriters regarding the reasonableness of the prices it intended to pay for its initial assets.

Risk Factors

8. Please add a risk factor that discusses the conflict of interest inherent in the fact that a portion of the proceeds will be used to pay financial advisory fees to certain of the underwriters. In addition, please discuss the conflicts inherent in the fact that your lead underwriters are the lenders of your proposed credit facility.

         RESPONSE: We have added a risk factor on page 25 in response to the Staff's comment.

Distribution Policy, page 40

9. We note your disclosure on page 42 that you will fund any shortfalls with either proceeds designated for working capital, proceeds received if the underwriters exercise their over-allotment option or borrowings under your proposed credit facility. Please revise your disclosure to specifically earmark the source of funds used to cover any shortfalls. In this regard, we note that the distribution table includes a line item indicating that shortfalls will be funded from your proposed credit facility. Your narrative disclosure regarding your estimated initial distributions should match the disclosure in the distribution table.

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MORRIS, MANNING & MARTIN, LLP

Securities and Exchange Commission
January 3, 2005
Page 5



         RESPONSE: We have modified the disclosure in the third paragraph of the Distribution Policy section in response to the Staff's comment. We have also removed the line item in the table that previously indicated that the Company expects to borrow under its credit facility to fund distributions, as the Company intends to fund any shortfall out of working capital.

10. We reissue prior comment 15 from our last letter requesting that you include and explain your projected occupancy rates. It appears that you have deleted all occupancy rate disclosure.

         RESPONSE: In the Distribution Policy section of the prospectus as initially filed, we included an adjustment to the Company's pro forma net income to reflect net increases in contractual rent income resulting from changes in the Company's projected occupancy rates. Prior to filing Amendment No. 2 to the Registration Statement, the Company reviewed the pro forma net income numbers in the statement of operations for the nine months ended September 30, 2004 and concluded that the pro forma net income numbers were reflective of its revenue without an adjustment for changes in rent income. This conclusion was based on a determination that the line item adjusting for projected changes in rent income was (1) much less significant numerically than the other adjustments reflected in the table and (2) more speculative than the other line items, each of which are factually supported. Accordingly, we removed the line item regarding projected increases in contractual rent income from the table in Amendment No. 2. As a result, the disclosure in the second paragraph of the Distribution Policy section in Amendment No. 1, which described the assumed occupancy rates used to project such increases in rent income, was no longer relevant and was removed. We have included disclosure about occupancy and rate trends in other sections of the prospectus (Management's discussion and analysis of financial condition and results of operations, page 54, Our properties, page 79, and Selected financial data, page 50) and believe that such disclosure is in the appropriate location and context in which to best inform investors. We believe that adding additional disclosure to the Distribution Policy section regarding the reason why the Company has not adjusted its pro forma income for changes in occupancy rates would only serve to confuse investors because other items that are not shown as an adjustment to pro forma net income are not similarly disclosed.

11. Please clarify how the limits on your ability to borrow from your proposed credit facility may impact your ability to make your projected initial distribution. To the extent your initial distributions during the twelve months following this offering exceed 95 percent of your FFO for the previous four quarters, please also include disclosure indicating that you may be unable to utilize your credit facility to maintain your distribution rate once the 95 percent limitation kicks in on December 31, 2005.

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MORRIS, MANNING & MARTIN, LLP

Securities and Exchange Commission
January 3, 2005
Page 6



         RESPONSE: The requested disclosure has been added to page 44 of the prospectus.

12. Please advise us of the principal differences resulting in a change from pro forma net loss before minority interests of $3,122 during the nine months ended September 30, 2003 to pro forma net income before minority interest of $4,160 during the three months ended December 31, 2003.

         RESPONSE: We advise the Staff that the 9/30/03 net loss has been revised in this Amendment from a loss before minority interest of $3,122 to a loss before minority interest of $1,744. After such revision, the net income before minority interest for the three months ended December 31, 2003 is $2,782. The principal cause of this fluctuation is the seasonal drop in operating performance that the Company experiences during the third quarter each year. During the first two weeks of August, the Company does not recognize any significant lease income. However, during the same time period, the Company incurs significant "turn" expenses to prepare the property for new tenants. We respectfully refer the Staff to our discussion of the "Turn period" and its impact on page 53 of the Management's Discussion and Analysis of Financial Condition and Results of Operations section as well as the quarterly financial information included in note 12 to the predecessor's financial statements on page F-46 as an indication of the historical trend.

13. We refer to your disclosure in footnote (2) to the distribution table in which you add net increases in development consulting income you anticipate receiving from four universities. We note your disclosure on page 105 of the prospectus that you have not yet entered into formal written agreements with any of these universities since the institutions' governing bodies must first formally approve the transactions. In light of this, it does not appear that revenues from these agreements are factually supportable. Please revise to remove this line item or tell us why you believe that these revenue streams are factually supportable.

         RESPONSE: We have revised the disclosure on page 42 of the prospectus to provide that estimates of cash available for distribution do not reflect fee income from development consulting services awards received but with respect to which no formal contract has yet been executed.

14. In connection with your new disclosure in response to prior comment 18 from our last letter, revise footnote (4) to explain specifically how you have allowed for the lender requirements affecting your estimated capital expenditures in this calculation. Further, specify the lender and properties subject to these restrictions, i.e. predecessor properties or others.

         RESPONSE: We have revised the footnote to (i) change the disclosure on predecessor's spend for 2002 and 2003 to include University Towers in determining the average capital spend per bed in order to provide a clearer tie between historical and future spend, (ii) include a more detailed disclosure on how the lender requirements work and the fact that they effectively establish a minimum capital requirement that was considered by management in developing their estimate, and (iii) disclose that all of the lenders have a capital reserve requirement and include the average capital reserve requirement per bed for the JPI and Allen & O'Hara portfolios.

15. Please include footnote disclosure indicating what the "schedule loan principal repayments" line item represents. In addition, supplementally tell us why you have not included capital reserve obligations as disclosed on page 65 of the prospectus.

         RESPONSE: We refer the Staff to the disclosure under footnote (5) on page 46, which indicates what the "scheduled loan principal repayments" line item represents. We also hereby advise the Staff that the capital reserve obligations as set forth on page 65 in Amendment No. 2 are included in the estimated annual provisions for recurring capital expenditures in the distribution policy table.

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MORRIS, MANNING & MARTIN, LLP

Securities and Exchange Commission
January 3, 2005
Page 7



Management's Discussion and Analysis of Financial Condition and Results of Operations, page 52


16. Please revise your MD&A disclosure to include a description of current joint venture activity as part of your operations. We note your disclosure of joint venture activity under your FFO section and your investment policy disclosure on page 122.

         RESPONSE: The MD&A disclosure has been revised on pages 54 and 56 to describe the Company's current joint venture activity, which relates strictly to its development consulting services business. The Company is not currently engaged in any joint venture activity involving joint ownership of real estate as contemplated by the reference within the generic definition of FFO on pages 18 and 50 and the investment policy disclosure on page 123, but the Company believes that these references are appropriate since it may engage in such joint venture activity in the future.

Liquidity Outlook and Capital Requirements, pages 62-63

17. We note your disclosure on page 63 that you expect your operating partnership to enter into a $75 million credit facility contemporaneously with the closing of this offering. Please revise to indicate whether your operating partnership has a commitment from the lender or, if not, what your basis is for this statement. In addition, if it has received a commitment, please identify the lender, disclose the material terms of the facility and file the commitment letter as an exhibit to the registration statement. Finally, tell us whether you anticipate there will be any restrictions on the registrant's ability to use funds from the credit facility for cash distributions to stockholders. In this vein, we note that the operating partnership, not the registrant, will be entering into the credit facility.

         RESPONSE: The Company's operating partnership entered into a commitment letter for the $75 million credit facility on December 22, 2004. We have revised the prospectus on pages 44, 63, 101 and 190 to clarify that the commitment has been obtained. We have also revised the prospectus on page 101 to provide the names of the lenders. The material terms of the facility are described on pages 101 and 102 of the prospectus, and the commitment letter has been filed as Exhibit
         10.22 to the Amendment. Finally, disclosure regarding restrictions on the Company's ability to use funds from the credit facility to make cash distributions to stockholders is included on pages 44 and 102 of the prospectus.

18. In connection with your response to prior comment 24, please provide greater detail as to what the federal rate announced by the IRS is.

         RESPONSE: We have further revised the disclosure on pages 63 and 129 to specify in more detail what the term "applicable federal rate" means.

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MORRIS, MANNING & MARTIN, LLP

Securities and Exchange Commission
January 3, 2005
Page 8



Executive Compensation, page 116

19. Please review your compensation table to include the maximum bonuses that each executive is eligible to receive as well as the shares of restricted stock and profits interest units that each will receive upon completion of this offering.

         RESPONSE: We have revised the compensation table on page 117 to include the requested information.

Structure and Formation of Our Company
Formation transactions, page 129

20. In connection with your response to prior comments 29 and 30, please revise pages 10 and 130 to more precisely include the role served by your underwriter(s), naming the underwriter(s), who provided valuation assistance concerning the acquisition of the management company.

         RESPONSE: We have added disclosure on pages 10, 11, 130 and 131 to include the requested information. We also refer the Staff to our response to comment 7, which provides additional information that is also partially responsive to this comment.

21. In response to comment 32, we note your disclosure that you are not organized in conformity with the REIT requirements, but rather, that you will have been organized in conformity with the REIT requirements for the calendar year ended December 31, 2005. Please revise to indicate that counsel has opined that you are organized in conformity with the requirements for qualification and taxation. If you are unable to obtain this legal conclusion from counsel, please revise to explain the conditions precedent required prior to becoming organized in conformity with the REIT rules. We may have further comment.

         RESPONSE: We have revised the disclosure on page 163 to provide that counsel has opined that the Company is organized in conformity with the requirements for qualification and taxation as a REIT under the Internal Revenue Code.

Underwriting, page 184

22. In connection with your response to prior comment 34 from our last letter, supplementally, please tell us how these underwriters will conduct their electronic offerings and distributions. Tell us whether these underwriters will utilize any other third parties for these distributions. Further, please tell us whether the specific methods and procedures that will be utilized for this offering have been previously reviewed by the Office of the Chief Counsel. If they have, please confirm that no changes have been made to the procedures that were cleared. If not, please submit web screen shots and all other materials that will be submitted to potential investors.

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MORRIS, MANNING & MARTIN, LLP

Securities and Exchange Commission
January 3, 2005
Page 9


         RESPONSE: We respectfully submit that the Company has addressed the specific methods and procedures utilized by JP Morgan Securities, Inc. and UBS Securities LLC with respect to electronic offerings and distributions of the Company's prospectuses in the Company's first response letter (dated November 4, 2004) addressing the Staff's comments numbers 97 and 98. After a verbal conversation with Neil Miller, Esq. of the SEC Staff during which Mr. Miller advised underwriters' counsel of recent changes to certain electronic offering procedures employed by certain services, underwriters' counsel undertook to verify that the services JP Morgan Securities, Inc. and UBS Securities LLC intended to use were currently in compliance with the most recent SEC guidance. Underwriters' counsel has verified with both JP Morgan Securities, Inc. and UBS Securities LLC that Net Roadshow will operate in compliance with the no-action letters issued by the SEC with respect to virtual roadshows. In addition, underwriters' counsel has been informed by UBS Securities LLC that Kristina Schillinger, Esq. of the SEC has reviewed its electronic offering procedures. UBS Securities LLC continues to employ the same procedures as those reviewed by Ms. Schillinger.

23. Regarding prior comment 35 from our last letter, please provide us with a copy of your Rule 134 notice and tell us whether offering distribution procedures to be utilized by NetRoadshow, Inc. and DealKey for this offering have been reviewed by the Office of the Chief Counsel. If the procedures have been cleared, please confirm that the procedures that will be employed have not changed since they were cleared.

         RESPONSE: Please refer to our response to comment No. 22 above with respect to the SEC's review and approval of the offering distribution procedures of JP Morgan Securities, Inc. and UBS Securities LLC. With respect to the DealKey(SM) System utilized by UBS Securities LLC, the following Rule 134 notice appears on the offering summary page as described in the Company's first response letter (dated November 4, 2004) addressing the Staff's comment number 97.

                  A registration statement relating to these securities has been filed with the Securities and Exchange Commission but has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sales of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. A prospectus may be obtained from Corporate Services, UBS Investment Bank, 299 Park Avenue, New York, NY 10171-0026. Tel: 212/821-3976.

         The underwriters do not anticipate issuing a press release prior to the staff declaring the Registration Statement effective.


Financial Statements
Note 2.(R) and 3.(GG), pages F-12 and F-15

24. Please advise us of, and disclose, the basis for your adjustments to conform the capitalization policies of the JPI portfolio to that of the predecessor. Indicate the difference in policies prior to your adjustment. In your response, tell us how this adjustment has a continuing impact and is factually supportable. Please refer to Article 11 of Regulation S-X.

         RESPONSE: The pro forma adjustment to conform the JPI portfolio's capitalization policies to that of the predecessor results from the fact that JPI's historical capitalization policy has been to expense periodic refurbishments such as carpet and blind replacement at a student housing property as opposed to capitalizing these costs and depreciating them. It is important to note that each JPI property undergoes a periodic refurbishment approximately every 5-10 years and JPI does not typically own a student housing property for an extended period of time (average 3-4 years). The predecessor's capitalization policy is to capitalize major refurbishments and depreciate these costs over 5-7 years. The adjustment results from capitalizing the refurbishment costs incurred and expensed by JPI during the applicable proforma periods presented that would have been capitalized and depreciated under the registrant's and the predecessor's capitalization policies post acquisition. The Company believes that this adjustment is appropriate and in compliance with the guidance for a conforming change in accounting principles to be adopted by the registrant provided under Topic Three, Item II of the Staff Training Manual. The conforming proforma adjustment has no impact on the depreciation reflected in the proforma statements of operations as management has applied purchase accounting as of the beginning of the respective periods and allocated the purchase price to the respective assets acquired and liabilities assumed and calculated the proforma depreciation using predecessor's depreciation policies which will become the registrant's policies. We have revised the disclosure on pages F-12 and F-15 to discuss the different accounting policies to clarify the basis for the adjustment.

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MORRIS, MANNING & MARTIN, LLP

Securities and Exchange Commission
January 3, 2005
Page 10



Education Realty Trust Predecessor, pages F-25 to F-46
Note 1.  Organization and ownership of the predecessor, pages F-30 to F-32

25. We note your response to comment 36 and do not object to the combined presentation based on common management. Please revise the first paragraph to clarify that the predecessor represents a combination of certain real estate entities based on common management rather than common ownership and management. In addition, please revise the reference to common ownership on page F-9.

         RESPONSE: The first paragraph of footnote (1) on page F-30 has been revised to clarify that the predecessor represents a combination of certain real estate entities based on common management. Additionally, we have removed the reference to common ownership from the notes to the pro forma financial statements on page F-9.

Note 2. Summary of significant accounting policies, pages F-32 to F-37 Revenue Recognition, pages F-34 to F-36

26. Please clarify where your student housing rental revenues and student housing food service revenues are recorded on the combined statements of operations.

         RESPONSE: Student housing rental and food service revenues are included in the caption labeled "student housing leasing revenue" in the combined statements of operations. We have revised the disclosure in the notes to the combined financial statements on pages F-34 and F-35 to clarify where these revenues are recorded in the accompanying statements of operations.

Part II
Exhibits

27. In connection to prior comment 49 from our last letter, we note paragraph 1.2(c)(ii)(C) of Exhibit 10.13 regarding an election of Units as consideration in the contribution agreement refers to an election notice and a schedule to the contract marked as Exhibit E. We are unable to locate Exhibit E in this amendment.

         RESPONSE: We supplementally advise the Staff that Section 1.2(c)(ii)(C) of the Contract of Sale/Contribution Agreement filed as Exhibit 10.13 to the Registration Statement provided that Exhibit E would be provided only if the Seller under the Agreement made an election to receive Units as consideration. Because the Seller under the Agreement did not elect to receive Units, no Exhibit E was called for or provided under the Agreement. In contrast, the JPI Sellers in the Contract of Sale/Contribution Agreement filed as Exhibit 10.15 to the Registration Statement made an election to receive Units as consideration, and the cash allocation was included as Exhibit E to that Agreement.



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MORRIS, MANNING & MARTIN, LLP

Securities and Exchange Commission
January 3, 2005
Page 11



         We hope the Amendment and the foregoing information allow the Staff to resolve all outstanding issues regarding the Registration Statement. If you have any questions regarding this filing, please do not hesitate to contact me at 404-504-7635.

                                         MORRIS, MANNING & MARTIN, LLP

                                         /s/ Rosemarie A. Thurston

                                         Rosemarie A. Thurston


cc:      Neil Miller, Esq., Division of Corporation Finance
         Mr. Joshua S. Forgione
         Ms. Donna Di Silvio, Accounting Branch Chief
         John A. Good, Esq.
         Marla F. Adair, Esq.
         Helen G. Woodyard, Esq.
         John A. Earles, Esq.